CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

Sherman, CT

22 Adelaide Street West, Suite 3400

U.S.A. 06784

Toronto, Ontario

Phone : 1.844.364.1830

Canada M5H 4E3

Fax : 1.860.799.0350

Toll Free : 1.844.364.1830

Tanzanian Gold Corporation Announces Public Offering of Common Shares

TORONTO, December 16, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation, (TSX:TNX) (NYSE American:TRX) (the “Company”) announced today that it has commenced an underwritten public offering of up to 6,695,652 Common Shares at $0.575 per share.  R.F. Lafferty Co., Inc. is acting as underwriter to offer and sell the Common Shares on a “best efforts” basis.

The Company intends to use the net proceeds from the offering at the Buckreef Project primarily to (i) further its on-going Ultra Deep Exploration drilling program testing up to 1200 meters deep; (ii)  initiate open pit mining for oxide ore and work to construct and operate a 15 tonnes per hour oxide processing facility; and (iii) continue to fast tract necessary testing and studies to further refine the Buckreef open pit, and develop the larger processing plant all to further the completion of the Company’s 43-101 definitive feasibility study.  The Company is pleased to report that these three work programs are being executed in parallel. In addition, net proceeds will also be used for working capital and other general corporate purposes.

The offering will be made pursuant to the Company's existing effective shelf registration statement, previously filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The offering of these Common Shares will be made only by means of a prospectus and related prospectus supplement. Copies of the prospectus and prospectus supplement relating to the Common Shares may be obtained by contacting: R.F. Lafferty & Co., Inc., Attention: Guy Crawford, Email: GCrawford@RFLafferty.com; Telephone: (212) 293-9052.

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair
Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward- looking statements and forward-looking information can be identified using words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, ,occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef, the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or  information  will  prove   to   be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: that the proposed sale of common shares will be completed, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Form 20-F Annual Report for the fiscal year ended August 31, 2019 as filed with the SEC on December 2, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward- looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.